UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

2Q18 ResultsJuly 27th 2018 / 12Q18 ResultsJuly 27th, 2018

2Q18 Results
July 27th 2018 / 2

Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document.

This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2Q18 Results
July 27th 2018 / 3

Solid Results in the Quarter

Net Attributable Profit

Quarterly evolution (€m)


1,107
1,143
1,193
Ex- TEF impairment
1,123
70
1,340
1,309
2Q17
3Q17
4Q17
1Q18
2Q18

CET1 fully-loaded – BBVA Group

Quarterly evolution (%)


+30 bps
11.10%
11.20%
11.34%
11.47%
11.40%
Jun-17
Sep-17
Dec-17 *
Proforma
Mar-18 *
Proforma
Jun-18*
Proforma

(*) Data proforma Dec17 and Mar18 includes IFRS9 full impact (-31bps) and +57 bps from corporate transactions (sale of BBVA Chile (closed on July 6th) and RE Assets to Cerberus). Jun18 proforma includes updated impact +55bps from corporate transactions

2Q18 Results
July 27th 2018 / 4

2Q18 Highlights

01 Strong core revenue growth

NII + Fees (€ constant)
+10.4% vs. 2Q17

02 Efficiency improvement

Efficiency
49.2%
-82 bps vs. 12M17 (constant)

03 Positive trend in digital sales and customers

Digital Sales (units)
39%
Jun-18[1]

Mobile customers
20.7m +43%
Jun-18 vs. Jun-17

04 Sound risk indicators

NPL ratio
4.4%
-47 bps vs. 2Q17

Coverage ratio
71%
+19 bps vs. 2Q17

CoR
0.82%
-11 bps vs. 1H17

05 Strong capital position, above target

CET 1 FL (Proforma)
11.40%
-7 bps vs. 1Q18

06 Focus on shareholder value

ROE
11.7% Jun-18

ROTE
14.3% Jun-18

TBV/Share + Shareholders remuneration


+4.2%
5.55
5.73
0.15
5.58
5.78
0.15 Dividends
5.63
1 Jan-18
Mar-18
Jun-18

(1) % of total sales YtD, # of transactions

2Q18 ResultsJuly 27th 2018 / 52Q18 Profit & LossBBVA Group 2Q18% % constantNet Interest Income 4,355 -2.8 9.6Net Fees and Commissions 1,256 1.8 13.1Net Trading Income 297 -21.3 -14.0Other Income & Expenses 69 -71.9 -68.6Gross Income 5,977 -5.7 5.8Operating Expenses -2,963 -6.7 2.7Operating Income 3,014 -4.7 9.0Impairment on Financial Assets -788 -20.9 -12.2Provisions and Other Gains and Losses -19 -90.2 -90.5Income Before Tax 2,207 12.1 31.5Income Tax -602 10.2 26.1Net Income 1,604 12.8 33.6Non-controlling Interest -295 -6.2 18.4Net Attributable Profit 1,309 18.2 37.7Change2Q18/2Q17

2Q18 ResultsJuly 27th 2018 / 61H18 Profit & LossBBVA Group 1H18% % constantNet Interest Income 8,643 -1.8 9.4Net Fees and Commissions 2,492 1.5 11.3Net Trading Income 708 -33.8 -30.4Other Income & Expenses 231 -40.8 -36.0Gross Income 12,074 -5.1 4.8Operating Expenses -5,942 -5.8 2.9Operating Income 6,131 -4.3 6.8Impairment on Financial Assets -1,611 -17.0 -9.0Provisions and Other Gains and Losses -77 -82.2 -82.0Income Before Tax 4,443 10.2 25.5Income Tax -1,213 8.3 21.5Net Income 3,230 10.9 27.0Non-controlling Interest -581 -4.3 17.0Net Attributable Profit 2,649 14.9 29.51H18/1H17Change

2Q18 Results
July 27th 2018 / 7

Strong Core Revenue Growth

Net Interest Income
(€m constant)


+9.6%
4,010
4,085
4,354
4,247
4,396
+3.5%
2Q17
3Q17
4Q17
1Q18
2Q18

Positive trend, growing vs. previous quarter

Net Fees and Commissions
(€m constant)


+13.1%
1,120
1,171
1,175
1,226
1,266
+3.3%
2Q17
3Q17
4Q17
1Q18
2Q18

Good trend maintained, driven by Spain, Turkey and Mexico

Net Trading Income
(€m constant)


349
331
540
408
300
2Q17
3Q17
4Q17
1Q18
2Q18

Lower ALCO sales & Global Markets results

Gross Income
(€m constant)


+5.8%
5,705
5,769
6,101
6,040
6,034
-0.1%
2Q17
3Q17
4Q17
1Q18
2Q18

Core revenue growth offset by SRF contribution in 2Q18

2Q18 Results
July 27th 2018 / 8

Efficiency Improvement

Group Operating Jaws

(YtD (%); (€ constant))


9,368
8.2%
10,140
9.8%
11,135
Core Revenues
5,707
1.2%
5,776
2.9%
5,942
Operating Expenses
1H16
1H17
1H18

Efficiency Ratio

(€ constant)


52.9%
50.0%
-82 bps
49.2%
12M16
12M17
6M18

Positive jaws & efficiency improvement

2Q18 Results
July 27th 2018 / 9

Positive jaws in all geographies

Operating Jaws Breakdown
(YoY (%); (€ constant))


Spain*
INFLATION
1.5%
Average 12m
Core Revenues
Operating expenses
1.0%
-4.6%


USA
INFLATION
2.3%
Average 12m
9.1%
5.6%
Core Revenues
Operating expenses


Mexico
INFLATION
5.7%
Average 12m
7.9%
4.4%
Core Revenues
Operating expenses


Turkey
INFLATION
11.5%
Average 12m
20.6%
11.0%
Core Revenues
Operating expenses


South America ex-Vza
INFLATION
7.8%
Average 12m
15.1%
10.1%
Core Revenues
Operating expenses

(*) Spain includes banking and non-core real-estate activities

2Q18 Results
July 27th 2018 / 10

Outstanding trend of digital sales in all markets

(% of total sales YtD, # of transactions and PRV*)


GROUP
38.6
UNITS
22.4
14.6
PRV
29.1
10.8
17.2
Jun-16
Jun-17
Jun-18
SPAIN
42.4
UNITS
24.9
PRV
32.7
14.0
17.4
8.9
Jun-16
Jun-17
Jun-18
USA
23.0
PRV
18.7
17.9
UNITS
21.7
14.7
11.6
Jun-16
Jun-17
Jun-18
MEXICO
32.7
UNITS
15.5
PRV
9.4
25.5
10.8
5.8
Jun-16
Jun-17
Jun-18
TURKEY
43.1
PRV
UNITS
33.3
40.6
32.1
22.7
22.2
Jun-16
Jun-17
Jun-18
SOUTH AMERICA
51.0
UNITS
22.9
PRV
14.5
20.2
14.4
10.3
Jun-16
Jun-17
Jun-18

Figures have been restated due to the inclusion of some products

(*) Product Relative Value as a proxy of a better economic representation of units sold

Solid growth across markets

2Q18 Results
July 27th 2018 / 11

Evolving our digital value proposition to promote digital sales growth

Actively promoting DIY

Digital checking accounts opening
Mexico (# units)


x 3
1H17
1H18

Growing in the Open Market

Digital credit cards sales increased driven by new online scoring tool
Peru (# units)


x 2
24%
using new online scoring tool
May-18
Jun-18

May-18	Jun-18	
13%	22%	% of Total Digital Sales

Advice & Smart Interactions



BBVA Oneview
Spain



BBVA Valora View
Spain



Payroll advance to avoid overdrafts
Colombia



Garanti App video content
Turkey

2Q18 Results
July 27th 2018 / 12

Transactions increasingly migrating to more efficient channels

Transactions by channel
(# transactions)


Spain
+110%
App
-12%
Branch
May-16
May-17
May-18
Turkey
+62%
App
-16%
Branch
Dec-16
Dec-17
May-18
Colombia
+106%
App
-8%
Branch
Dec-16
Dec-17
May-18

2Q18 Results
July 27th 2018 / 13

Global solutions allow for a faster time to market and productivity improvements

Global delivery of solutions
Global Mobile App


BBVA
75%
Code reutilization

-50%
Time-to-Market

-30%
FTEs

-40%
Development cost

New solutions for colleagues:
Digital Workplace

+29%

Leads*

(*) Spain and Mexico





360
Client View



Send digital proposals


BBVA

Digital signature

2Q18 Results
July 27th 2018 / 14

Growth in digital and mobile customers

Digital Customers
(Mn, % penetration)


+21%
+26%
16.5
19.9
25.1
Jun-16
Jun-17
Jun-18

PENETRATION	33%	39%	46%

Mobile Customers
(Mn, % penetration)


+40%
+43%
10.3
14.5
20.7
Jun-16
Jun-17
Jun-18

PENETRATION	21%	28%	38%



Goal: 50% tipping point of digital customers in 2018 and mobile customers in 2019

2Q18 Results
July 27th 2018 / 15

Leading customer satisfaction (NPS)

BBVA NPS
(Jun-18)

#1	#2
Spain	Colombia
Mexico	Venezuela
Turkey	
Peru	
Paraguay	
Uruguay	

Best Mobile Banking App


BBVA
FORRESTER
BEST GLOBAL BANKING APP
BEST EUROPEAN BANKING APP

Peer Group: Spain: Santander, CaixaBank, Bankia, Sabadell, Popular// Turkey: AKbank, Isbank , YKB, Deniz, Finanz / / Mexico: Banamex, Santander, Banorte , HSBC// Peru: BBVA Continental, Interbank, BCP, Scotiabank // Colombia: BBVA, Banco de Bogotá, Bancolombia, Davivienda // Venezuela: Banesco, Mercantil, Banco de Venezuela. // Uruguay: ITAU, Santander, Scotiabank // Paraguay: Continental, Itau, Regional.

2Q18 Results
July 27th 2018 / 16

Sound risk indicators[1]

Financial Asset Impairments[2]

(€m constant)


-12.2 %
907
911
750
815
796
-2.3%
2Q17
3Q17
4Q17
1Q18
2Q18

NPLs

(€bn)


- 2.8 € bn
22.4
20.9
20.5
19.5
19.7
+0.1 € bn
2Q17
3Q17
4Q17
1Q18
2Q18

Cost of risk

YtD (%)


0.93%
0.94%
0.89%
0.85%
0.82%
Cost of risk
2Q17
3Q17
4Q17
1Q18
2Q18

NPL & Coverage ratios

(%)


71%
72%
65%
73%
71%
Coverage
4.8%
4.6%
4.6%
4.4%
4.4%
NPL
2Q17
3Q17
4Q17
1Q18
2Q18

(1) Data as of 1H18 under IFRS9 standards, 2017 figures under IAS 39
(2) Ex- Telefónica impairment in 4Q17

Strong asset quality

2Q18 Results
July 27th 2018 / 17

Strong capital position

CET1 fully-loaded - BBVA Group

Evolution (%, bps)


- 5 bps
11.47%
+36 bps
-18 bps
-5 bps
- 18 bps
-2 bps
11.40%
Mar.18 proforma *
Net Earnings
Dividend accrual and AT1 Coupons
RWAs (In constant €)
Others **
Corporate Transactions Update
Jun.18 proforma *

(*) Data proforma Mar18 includes IFRS9 full impact (-31bps) and +57 bps from corporate transactions (sale of BBVA Chile (closed on July 6th) and RE Assets to Cerberus). Jun18 proforma includes the updated impact of Corporate Transactions (+55 bps).
(**) Others includes mainly market related impacts (mark to market of the AFS portfolios and FX impact)

High quality capital

Leverage ratio fully-loaded (%)


6.4%
#1
5.0%
BBVA
European Peer Group Average

AT1 and Tier 2 buckets already covered

Jun-18, Fully loaded (%)


1.66%
2.67%
AT1
Tier 2

European Peer Group: BARC, BNPP, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI, CASA. European Peer Group figures as of March 2018. BBVA figures of June 2018

MREL Requirement received

Already complying with MREL
(Binding from 2020)

- Funding Plan ensures fulfillment of MREL requirement in 2020
- Inaugural green bond: 1 €Bn SNP in May.18

2Q18 Results
July 27th 2018 / 18

Impacts of BBVA Chile disposal (Closed July 6th)

Transaction Financials[1]		Main Impacts	
PBV_{17}	2.3x	Capital Gain	€640Mn
PE_{17}	20.7x	CET1 FL	c.+50bps

$2.2 Bn Total consideration

(1). The sale excludes the auto financing business Grupo Forum, the leading company in the country

2Q18 Results
July 27th 2018 / 19

Focus on shareholder value

TBV per Share & Shareholder Remuneration
(€ per Share)


+4.2%
5.55
5.55
5.73
0.15
5.58
5.78
0.15
Dividends
5.63
1 Jan-18
Mar-18
Jun-18

ROE and ROTE[1]


12.10
12.00
14.30
ROTE
ROE
11.70
9.70
9.70
Jun-17
Dec-17
Jun-18

(1) Ex- Telefónica impairment in 4Q17

2Q18 ResultsJuly 27tH 2018 / 20Business Areas

2Q18 Results
July 27th 2018 / 21

Spain Banking Activity

Profit & Loss (€m)	2Q18	Δ (%) vs 2Q17	1H18	Δ (%) vs 1H17
Net Interest Income	916	-1.4	1,836	-1.5
Net Fees and Commissions	438	9.4	850	8.6
Net Trading Income	115	23.9	282	-11.4
Other Income & Expenses	-15	n.s.	82	-65.1
Gross Income	1,454	-4.6	3,050	-4.7
Operating Expenses	-822	-4.0	-1,644	-4.1
Operating Income	632	-5.2	1,405	-5.3
Impairment on Financial Assets (net)	-104	-24.0	-175	-42.2
Provisions (net) and other gains (losses)	-34	-71.5	-121	-51.1
Income Before Tax	494	19.9	1,110	18.7
Income Tax	-138	16.3	-316	17.5
Net Attributable Profit	356	21.5	793	19.2

Activity (Jun-18)


YtD
-0.8%
YtD
+0.4%
€ bn
165.9
YoY
-1.5%
€ bn
237.9
YoY
+1.2%
Mortgages 76.2 -3.7%
Consumer 10.9 +42.2%
Very small businesses 13.2 +8.6%
Corporates + CIB 23.4 -0.2%
Other commercial² 20.0 -9.1%
Public sector 15.9 -12.8%
Rest 6.3 +9.2%
Demand Deposits 135.4 +17.3%
Time Deposits 38.6 -36.6%
Off-BS Funds³ 63.9 +8.5%
Lending¹
Cust. Funds

(1) Performing loans under management. (2) In 2Q18, €1.5Bn have been reclassified to Corporates+CIB. (3) Includes mutual funds, pension funds and other off balance sheet funds. Note: Activity excludes repos

Key Ratios


Customer Spread
(%)
Yield on loans
2.02
2.01
2.01
1.94
1.94
1.94
Customer spread
Cost of deposits
0.08
0.07
0.07
2Q17
1Q18
2Q18


Asset Quality ratios¹
53%
57%
57%
Coverage
5.9%
5.4%
5.2%
NPL
0.35%
0.17%
0.21%
CoR
(YtD)
2Q17
1Q18
2Q18

(1) Data as of 1H18 under IFRS9 standards. 2017 figures under IAS 39.

- Loans: Improving trend (+1.6% qoq). Continued growth in most profitable retail segments.
- Core revenue growth (+1.5% yoy in 1H18): sound growth in asset management and retail banking fees
- Costs continue to decrease
- Asset quality: NPLs -€241 Mn qoq, CoR better than expectations.

2Q18 Results
July 27th 2018 / 22

Non Core Real Estate

Net exposure
(€bn)


-33.2%
8.8
6.1
5.9
Real Estate owned assets
5.5
4.8
4.8
-12.8%
RE developer loans
3.3
1.3
1.1
-67.2%
Jun-17
Mar-18
Jun-18

Net attributable profit
(€m)


-88.5%
2Q17
1Q18
2Q18
-79
-27
-9

- 2018e Net losses below €100 Mn

2Q18 Results
July 27th 2018 / 23

USA

Profit & Loss (constant €m)	2Q18	Δ (%) vs 2Q17	1H18	Δ (%) vs 1H17
Net Interest Income	549	9.2	1,082	12.0
Net Fees and Commissions	152	2.3	302	-0.1
Net Trading Income	24	11.4	49	-3.4
Other Income & Expenses	2	n.s.	4	n.s.
Gross Income	726	9.7	1,437	10.7
Operating Expenses	-449	4.0	-891	5.6
Operating Income	277	20.4	546	20.2
Impairment on Financial Assets (net)	-42	13.4	-63	-38.1
Provisions (net) and other gains (losses)	4	n.s.	12	n.s.
Income Before Tax	238	24.2	495	42.1
Income Tax	-51	0.1	-108	16.9
Net Attributable Profit	188	32.8	387	51.2

Activity (Jun-18) (constant €)


YtD +1.9%
YtD -2.8%
€ bn
56.7
YoY
+4.1%
Mortgages 11.0 -3.7%
Consumer 7.9 +17.8%
SMEs 2.4 +5.9%
CIB 8.7 -0.9%
Other commercial 21.4 +2.2%
Public Sector 5.3 +20.8%
Lending [1]
€ bn
60.8
YoY
+6.0%
Demand Deposits 39.5 +3.4%
Time Deposits 15.6 +17.4%
Others 5.7 -2.6%
Cust. Funds

(1) Performing loans under management.
Note: Activity excludes repos

Key Ratios


Customer Spread (%)
Yield on loans
3.99
4.31
4.51
3.67
3.86
3.97
Customer spread
0.33
0.45
0.54
Cost of deposits
2Q17
1Q18
2Q18


Asset Quality ratios[1]
104%
98%
93%
Coverage
1.3%
1.2%
1.2%
NPL
0.39%
0.16%
0.23%
CoR (YtD)
2Q17
1Q18
2Q18

NOTE: BTS business has been reclassified from USA to Mexico

(1) Data as of 1H18 under IFRS9 standards, 2017 figures under IAS 39

- NII as the main P&L driver, growing at double digit
- Loan growth accelerating. Focus on consumer loans: +18% yoy
- Customer spreads benefiting from a better loan mix and higher rates
- Positive jaws and efficiency improvement
- CoR much better than expected thanks to provision releases
- Strengthening our retail franchise

2Q18 Results
July 27th 2018 / 24

Mexico

Profit & Loss (constant €m)	2Q18	Δ (%) vs 2Q17	1H18	Δ (%) vs 1H17
Net Interest Income	1,333	7.4	2,648	7.8
Net Fees and Commissions	308	10.0	589	8.2
Net Trading Income	77	100.0	144	35.4
Other Income & Expenses	39	-13.4	84	-23.5
Gross Income	1,757	9.5	3,465	7.7
Operating Expenses	-578	4.1	-1,144	4.4
Operating Income	1,179	12.3	2,321	9.4
Impairment on Financial Assets (net)	-332	-12.4	-708	-6.5
Provisions (net) and other gains (losses)	33	n.s.	54	n.s.
Income Before Tax	880	32.0	1,667	22.9
Income Tax	-242	36.5	-458	27.4
Net Attributable Profit	638	30.3	1,208	21.2

Activity (Jun-18)
(constant €)


YtD +6.1%
YtD +3.3%
€ bn
YoY
49.6
+8.6%
Mortgages 8.7 +7.1%
Consumer 6.9 +5.8%
Credit cards 4.6 +4.9%
SMEs 3.4 +3.7%
Other commercial 20.1 +14.6%
Public Sector 5.4 -6%
Rest 0.5 n.s.
Lending[1]
€ bn
YoY
69.0
+10.0%
Demand Deposits 36.9 +8.6%
Time Deposits 11.3 +15%
Off-BS Funds 17.9 +11.6%
Others 2.9 +1.4%
Cust. Funds

(1) Performing loans under management.
Note: Activity excludes repos

Key Ratios


Customer Spread (%)
Yield on loans
12.30
12.65
12.66
10.86
10.88
10.73
Customer spread
1.45
1.77
1.93
Cost of deposits
2Q17
1Q18
2Q18


Asset Quality ratios[1]
126%
153%
155%
Coverage
2.3%
2.1%
2.0%
NPL
3.29%
3.18%
2.93%
CoR (YtD)
2Q17
1Q18
2Q18

NOTE: BTS business has been reclassified from USA to Mexico

(1) Data as of 1H18 under IFRS9 standards, 2017 figures under IAS 39

- NII growth at high single digit, in line with expectations
- Loan growth accelerates yoy to +8.6%, especially in commercial segments.
- Sound growth in fees, thanks to CIB and asset management.
- Positive operating jaws and efficiency improvement
- CoR significantly better than expected
- Bottom line growth above expectations

2Q18 Results
July 27th 2018 / 25

Turkey

Profit & Loss (constant €m)	2Q18	Δ (%) vs 2Q17	1H18	Δ (%) vs 1H17
Net Interest Income	797	25.5	1,510	17.9
Net Fees and Commissions	181	26.1	371	32.8
Net Trading Income	-15	n.s.	4	-42.7
Other Income & Expenses	17	23.6	39	87.1
Gross Income	981	20.8	1,924	21.2
Operating Expenses	-342	13.4	-677	11.0
Operating Income	639	25.2	1,247	27.5
Impairment on Financial Assets (net)	-173	84.5	-315	66.3
Provisions (net) and other gains (losses)	7	361.5	34	141.2
Income Before Tax	474	13.1	966	20.4
Income Tax	-103	37.2	-210	32.1
Net Attributable Profit	183	7.6	373	25.6

Activity (Jun-18)
(constant €)


YtD +9.2%
YtD +10.9%
€ bn
47.8
YoY
+14.9%
Mortgages 4.4 +5.4%
Consumer 6.3 +18.4%
Credit cards 4.0 +20.3%
Business Banking 32.5 +13.9%
Public Sector 0.1 -26.2%
Rest 0.6 n.s.
Lending¹
€ bn
45.7
YoY
+20.1%
Demand Deposits 13.7 +27.9%
Time Deposits 28.6 +17%
Off-BS Funds² 3.4 +16.9%
Cust. Funds

(1) Performing loans under management. (2) Includes mutual and pension funds.
Note: Activity excludes repos

Key Ratios


Customer Spread (%)
10.63
11.73
12.11
Yield on loans
Customer spread
5.79
5.88
6.14
4.85
5.85
5.97
Cost of deposits
2Q17
1Q18
2Q18


Asset Quality ratios¹
135%
86%
76%
Coverage
2.5%
3.7%
4.5%
NPL
0.84%
1.17%
1.23%
CoR (YtD)
2Q17
1Q18
2Q18

(1) Data as of 1H18 under IFRS9 standards, 2017 figures under IAS 39

- Loans: TL loan portfolio growing at double digits (+15.5% yoy) and FC loan -8.4% yoy
- Customer spread: excellent price management in a higher funding costs environment
- Solid Core revenue growth: +21% yoy in 1H18
- Opex growing below inflation
- Asset quality impacted by IFSR9 negative macro adjustment and large tickets in the commercial portfolio

2Q18 Results
July 27th 2018 / 26

South America

Profit & Loss (constant €m)	2Q18	Δ (%) vs 2Q17	1H18	Δ (%) vs 1H17
Net Interest Income	821	15.8	1,606	15.0
Net Fees and Commissions	171	15.2	333	12.7
Net Trading Income	122	6.0	231	9.5
Other Income & Expenses	16	-24.5	27	34.8
Gross Income	1,130	13.7	2,197	14.3
Operating Expenses	-469	8.8	-945	8.9
Operating Income	661	17.5	1,252	18.7
Impairment on Financial Assets (net)	-158	-9.6	-326	-4.0
Provisions (net) and other gains (losses)	-25	1.6	-35	-11.2
Income Before Tax	478	31.6	891	31.8
Income Tax	-126	21.8	-252	29.2
Net Attributable Profit	244	28.7	452	30.6

NOTE: Venezuela 2Q18 figures in current €

Activity (Jun-18) (constant €)


YtD +3.8%
YtD +3.4%
€ bn 48.5
YoY +11.2%
Peru 13.2 +6.6%
Colombia 12.7 +8.9%
Chile 14.7 +5.2%
Argentina 4.9 +77.5%
Others 3.0 +6.2%
Lending1
€ bn 58.3
YoY +9.5%
Peru 13.8 +2.7%
Colombia 14.6 +10.1%
Chile 10.9 +3%
Argentina 7.1 +53.6%
Others 12.0 +5%
Cust. Funds

(1) Performing loans under management.
Note: Activity excludes repos

Key Ratios

Customer Spread (%)


14.72
12.70
13.29
6.91
6.75
6.75
6.52
6.72
6.79
4.16
4.01
4.09
2Q17
1Q18
2Q18

Asset Quality ratios[1]


94%
93%
91%
Coverage
3.5%
3.6%
3.7%
NPL
1.52%
1.37%
1.30%
CoR (YtD)
2Q17
1Q18
2Q18

(1) Data as of 1H18 under IFRS9 standards, 2017 figures under IAS 39

- Core revenues growing at mid-teens.
- Lending growth at double digits, with retail segments as main driver.
- Customer spreads growing qoq across the board
- Positive jaws and improving efficiency
- CoR better than expected

Final Remarks01 High quality set of results, supported by core revenues and lower impairments 02 Impact of digital on revenue growth and efficiency improvement 03 Profitability and value creation despite market uncertainties Focus on shareholder value

2Q18 Results July 27tH 2018 / 28 Annex 01 Customer Spread by Country 06 Garanti: wholesale funding 02 Gross Income Breakdown 07 Capital and RWA 03 Net Attributable Profit Evolution 08 TBV per Share and Dividends evolution 04 P&L Accounts by Business Unit 09 Book Value of the Main Subsidiaries 05 ALCO Portfolio and Liquidity Coverage Ratios (LCRs)

2Q18 ResultsJuly 27th 2018 / 29Customer Spread by Country01Customer Spread by Country

2Q18 Results
July 27th 2018 / 30

Customer Spreads: Quarterly Evolution

Average

	2Q17	3Q17	4Q17	1Q18	2Q18
Spain	1.94%	1.93%	1.93%	1.94%	1.94%
Yield on Loans	2.02%	2.00%	2.00%	2.01%	2.01%
Cost of Deposits	-0.08%	-0.08%	-0.07%	-0.07%	-0.07%
USA	3.67%	3.76%	3.75%	3.86%	3.97%
Yield on Loans	3.99%	4.12%	4.16%	4.31%	4.51%
Cost of Deposits	-0.33%	-0.36%	-0.41%	-0.45%	-0.54%
Mexico MXN	12.02%	11.81%	12.05%	12.06%	11.89%
Yield on Loans	13.78%	13.68%	14.02%	14.20%	14.20%
Cost of Deposits	-1.77%	-1.87%	-1.98%	-2.14%	-2.30%
Mexico FC[1]	3.62%	3.47%	3.68%	3.93%	4.06%
Yield on Loans	3.66%	3.53%	3.76%	4.02%	4.20%
Cost of Deposits	-0.05%	-0.07%	-0.08%	-0.09%	-0.14%
Turkey TL	5.24%	4.89%	4.90%	4.94%	5.18%
Yield on Loans	13.48%	13.75%	14.06%	14.55%	15.14%
Cost of Deposits	-8.25%	-8.86%	-9.16%	-9.62%	-9.96%

	2Q17	3Q17	4Q17	1Q18	2Q18
Turkey FC[1]	3.74%	3.88%	4.04%	4.16%	4.44%
Yield on Loans	5.76%	5.95%	6.14%	6.45%	6.79%
Cost of Deposits	-2.02%	-2.07%	-2.10%	-2.29%	-2.35%
Argentina	14.72%	13.47%	13.11%	12.70%	13.29%
Yield on Loans	19.97%	18.63%	18.77%	19.29%	20.72%
Cost of Deposits	-5.24%	-5.16%	-5.65%	-6.59%	-7.43%
Chile	4.16%	3.31%	3.93%	4.01%	4.09%
Yield on Loans	6.71%	5.47%	6.27%	6.41%	6.49%
Cost of Deposits	-2.55%	-2.15%	-2.34%	-2.40%	-2.40%
Colombia	6.52%	6.78%	6.60%	6.72%	6.79%
Yield on Loans	11.94%	11.62%	11.37%	11.31%	11.22%
Cost of Deposits	-5.42%	-4.84%	-4.77%	-4.60%	-4.43%
Peru	6.91%	6.80%	6.57%	6.75%	6.75%
Yield on Loans	8.32%	8.17%	7.90%	7.92%	7.84%
Cost of Deposits	-1.41%	-1.37%	-1.33%	-1.17%	-1.09%

(1) Foreign currency
Note: USA ex NY Business Activity

2Q18 Results July 27th 2018 / 31 Customer Spreads: YTD Evolution YTD Average Customer Spreads (*)(Percentage)1H17 1H18 1H17 1H18Spain 1.93% 1.94% South America 6.30% 6.53%Yield on Loans 2.03% 2.01% Yield on Loans 9.66% 9.80% Cost of Deposits -0.10% -0.07% Cost of Deposits -3.36% -3.27%USA 3.59% 3.92% Argentina 15.21% 13.01%Yield on Loans 3.94% 4.41% Yield on Loans 20.56% 20.04% Cost of Deposits -0.35% -0.49% Cost of Deposits -5.35% -7.03%Mexico MXN 12.06% 11.97% Chile 3.96% 4.05%Yield on Loans 13.74% 14.20% Yield on Loans 6.57% 6.45% Cost of Deposits -1.68% -2.22% Cost of Deposits -2.61% -2.40%Mexico FC 1 3.53% 4.00% Colombia 6.42% 6.75%Yield on Loans 3.57% 4.11% Yield on Loans 12.01% 11.26% Cost of Deposits -0.04% -0.11% Cost of Deposits -5.59% -4.51%Turkey TL 5.37% 5.06% Peru 6.91% 6.77%Yield on Loans 13.33% 14.86% Yield on Loans 8.27% 7.90% Cost of Deposits -7.95% -9.80% Cost of Deposits -1.37% -1.13%Turkey FC 1 3.73% 4.31%Yield on Loans 5.70% 6.63% Cost of Deposits -1.96% -2.32%(1) Foreign currency Note: USA ex NY Business Activity

2Q18 ResultsJuly 27th 2018 / 32Gross Income Breakdown02Gross Income Breakdown

2Q18 Results July 27th 2018 / 33 Gross Income—Breakdown 6M18 Spain 3,031 m Rest of Eurasia 25% 216 m 2% USA 12% 1,437 m South America 18% 2,197 m 16% Turkey 1,924 m 28% Mexico 3,465 m Note: Spain includes Banking activity in Spain and Non Core Real Estate. Figures exclude Corporate Center

2Q18 Results July 27th 2018 / 34 03 Net Attributable Profit Evolution

2Q18 Results July 27th 2018 / 35 Group Net Attributable Profit ( m) BUSINESSES +343 m 106 2,649 76 212 131 -15 2,306 150 -185 127 -260 6M17 m FX Banking Non core RE USA Mexico Turkey Rest of South Corp. Center 6M18 m Effect activity Eurasia America SpainYoY (%)                19.2 -80.8 51.2 21.2 25.6 -20.5 30.6 45.9 (constant )

2Q18 Results July 27th 2018 / 36 04 P&L Accounts by Business Unit Total Spain: Banking Activity + Non Core Real Estate Non Core Real Estate Rest of Eurasia Corporate Center

2Q18 Results July 27th 2018 / 37 Total Spain Profit & Loss Change (%) Change (%)Total Spa 2Q18 2Q18 vs 2Q17 1H2018 1H18 vs 1H17Net Interest Income 929 -2.4 1,856 -2.1Net Fees and Commissions 439 9.3 851 8.4 Net Trading Income 115 24.1 282 -11.2 Other Income & Expenses -44 n.s. 42 -78.4Gross Income 1,439 -6.5 3,031 -5.1Operating Expenses -841 -4.4 -1,684 -4.6Operating Income 598 -9.2 1,347 -5.7Impairment on Financial Assets (net) -88 -60.3 -213 -45.5 Provisions (net) and other gains (losses) -25 -79.3 -65 -80.6Income Before Tax 485 53.3 1,069 52.2Income Tax -137 33.1 -310 39.7Net Attributable Profit 347 62.3 757 57.8

2Q18 Results July 27th 2018 / 38 Non Core Real Estate—Profit & Loss Change (%) Change (%)Non Core Real Estate 2Q18 2Q18 vs 2Q17 1H2018 1H18 vs 1H17Net Interest Income 13 -41.9 20 -37.7Net Fees and Commissions 0 -49.6 1 -67.6 Net Trading Income 0 2,362.0 1 12,029.0 Other Income & Expenses -28 292.3 -40 0.2Gross Income -15 n.s. -19 200.8Operating Expenses -19 -18.9 -39 -20.1Operating Income -34 309.7 -58 4.6Impairment on Financial Assets (net) 16 n.s. -39 -56.5 Provisions (net) and other gains (losses) 9 n.s. 56 n.s.Income Before Tax -10 -89.9 -41 -82.3Income Tax 1 -96.7 6 -88.0Net Attributable Profit -9 -88.5 -36 -80.8

2Q18 Results July 27th 2018 / 39 Rest of Eurasia—Profit & Loss Change (%) Change (%)Rest of Eurasia 2Q18 2Q18 vs 2Q17 1H2018 1H18 vs 1H17Net Interest Income 39 -20.2 82 -13.8Net Fees and Commissions 41 -1.6 79 -3.4 Net Trading Income 11 -64.2 55 -31.1 Other Income & Expenses -1 -28.9 0 -91.5Gross Income 90 -25.2 216 -15.8Operating Expenses -69 -6.7 -142 -7.9Operating Income 21 -55.0 74 -27.6Impairment on Financial Assets (net) -3 n.s. 14 52.5 Provisions (net) and other gains (losses) 3 n.s. 2 n.s.Income Before Tax 21 -54.3 90 -13.4Income Tax -10 -19.8 -32 2.5Net Attributable Profit 11 -67.5 58 -20.3

2Q18 Results July 27th 2018 / 40 Corporate Center—Profit & Loss Change (%) Change (%)Corporate Center 2Q18 2Q18 vs 2Q17 1H2018 1H18 vs 1H17Net Interest Income -72 -9.1 -140 -26.2Net Fees and Commissions -25 -41.2 -32 -31.7 Net Trading Income -34 n.s. -58 n.s. Other Income & Expenses 41 -35.5 35 -5.6Gross Income -90 233.5 -196 n.s.Operating Expenses -235 1.2 -460 4.1Operating Income -325 25.3 -655 64.5Impairment on Financial Assets (net) 0 n.s. 0 -89.9 Provisions (net) and other gains (losses) -15 -63.1 -79 62.3Income Before Tax -341 12.6 -734 64.0Income Tax 60 53.8 158 160.3Net Attributable Profit -291 4.0 -586 45.9

2Q18 Results July 27th 2018 / 41 05 ALCO Portfolio and Liquidity Coverage Ratios (LCRs)

2Q18 Results July 27th 2018 / 42 ALCO Portfolio & Liquidity Coverage Ratios (LCRs) ALCO Portfolio breakdown by region ( bn) 55.6 53.9 56.8 South America 3.3 South America 3.5 South America 3.5 Mexico 5.6 Mexico 4.6 Mexico 5.1 Turkey 10.3 Turkey 9.3 Turkey 8.6 USA USA 11.2 USA 10.6 10.9 Euro1 Euro1 Euro1 28.4 25.5 25.9 Jun-17 Mar-18 Jun-18(1) Figures excludes SAREB bonds ( 5.2bn as of Jun-17, 5bn as of Mar-18 and 4.8bn as of Jun-18). BBVA Group and Subsidiaries LCR Significantly above the 100% requirement Jun-18 BBVA Group Euroz.1 USA2 Mexico Turkey S. Amer. LCR 127% 153% 142% 136% 133% well >100% (1) Perimeter: Spain + Portugal + Rest of Eurasia (2) Compass LCR calculated according to local regulation (Fed Modified LCR)

2Q18 Results July 27th 2018 / 43 06 Garanti: wholesale funding

2Q18 Results July 27th 2018 / 44 Turkey Liquidity & Funding Sources LTD ratio of 112%, 3.2 pp improvement YTD, mainly due to Foreign Currency LTD, improving 2.3 pp YTD to 70%. Stable deposit base: 77% of TRY deposits in Retail and SMEs. Liquidity Coverage Ratio (EBA): 133% vs. 100% required for 2018 Foreign Currency loans c.USD17 Bn, -6% YTD, representing 22% of total assets Limited Foreign Currency wholesale funding needs: USD 13.1 Bn 1.1 Bn syndicated loan rolled: c.100% rollover ratio and 10% in new 2 yr tranche.                In 1H18    USD75 Mn 6 yr Gender Bond    (2) FC Liquidity Buffers FC Wholesale Funding Maturities (USD Bn) ïƒ¼ Short Term Swaps Covered Bond Subdebt Syndication Securitization Senior5.6 ïƒ¼ Unencumbered FC securities 3.3 FC Reserves under ROM (1) ïƒ¼ 1.5 0.5 ïƒ¼ Money Market Placements 2H18 2019 2020 >=2021 c.USD 10 Bn liquidity buffer USD 10.8 Bn including syndications Note: All figures are Bank-only, as of June 2018 (2) Not including USD 2.3 Bn, mainly bilateral loans and other ST funding (1) ROM: Reserve Option Mechanism    Ample liquidity buffers and limited wholesale funding maturities, USD 1.5 Bn in 2H18, including syndications

2Q18 Results July 27th 2018 / 45 07 Capital and RWA Capital Base Risk-Weighted Assets by Business Area

2Q18 Results July 27th 2018 / 46 Capital Base Evolution of phased-in capital ratios Evolution of fully-loaded capital ratios (%) (%) Total capital Ratio 15.52 15.36 15.47 Total capital Ratio 15.27 15.05 15.17 2.53 2.55 2.66 2.46 Tier 2 Tier 2 2.50 2.67 Additional Tier 1 1.28 1.71 1.73 1.73 1.65 1.66 Additional Tier 1 CET1 CET1 11.08 11.71 10.90 10.85 11.10 11.08 11.4%    pro-formaincluding corporate transactions*Dec-17 Mar-18 Jun-18 Dec-17 Mar-18 Jun-18(*) Sale of BBVA Chile and RE Assets to Cerberus.

2Q18 Results July 27th 2018 / 47 Risk-Weighted Assets by Business Area Fully-Loaded RWABreakdown by business area and main countries Dec-17 Mar-18 Jun-18 Banking activity in Spain 108,141 103,229 101,633 Non core Real Estate Activity 9,692 9,272 7,547 United States 58,688 57,262 61,473 Mexico 44,941 47,769 50,630 Turkey 62,768 60,936 58,770 South America 55,975 55,718 55,151Argentina 9,364 8,679 7,914 Chile 14,431 14,730 14,861 Colombia 12,299 12,921 12,983 Peru 14,879 14,634 15,360 Venezuela 1,516 1,436 572 Rest of South America 3,485 3,319 3,460Rest of Eurasia 15,150 14,907 15,002 Corporate Center 6,332 7,753 6,999BBVA Group 361,686 356,847 357,205

2Q18 Results
July 27th 2018 / 48

Capital YtD Evolution

CET1 fully-loaded – BBVA Group

YtD Evolution (%, bps)


+ 8 bps
+73 bps
-35 bps
- 30 bps
-2 bps
11.34%
11.40%
Dec.17 proforma *
Net Earnings
Dividend accrual & AT1 Coupons
Others**
Corporate Transactions Impact Update
Jun.18 proforma *

(*) Data proforma Dec17 includes IFRS9 full impact (-31bps) and +57 bps from corporate transactions (sale of BBVA Chile (closed on July 6th) and RE Assets to Cerberus). Jun18 proforma includes the updated impact of Corporate Transactions (+55 bps).
(**) Includes mainly market related impacts (mark to market of the HTC&S portfolios and FX impact) and RWAs ex FX, among others.

2Q18 Results July 27th 2018 / 49 08 TBV per Share and Dividends Evolution

2Q18 Results July 27th 2018 / 50 TBV per Share & Shareholder Remuneration ( per Share) 5.82 5.88 5.96 6.01 5.78 0.14 0.09 0.14 0.09 0.24 0.24 5.82 5.79 5.69 5.58 5.63 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18TBV per share Cummulative dividend per share IFRS9 Impact per share

2Q18 Results July 27th 2018 / 51 09 Book Value of the Main Subsidiaries

2Q18 Results Book Value of the Main Subsidiaries1,2 July 27th 2018 / 52 Bn Jun18 Mexico 9.2 USA 6.8 Turkey 4.4 Colombia 1.2 Peru 0.9 Argentina 0.7 Venezuela 0.1 (1) Includes adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.

2Q18 Results July 27th, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 27, 2018	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Authorized representative